Correspondence

January 16, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Attention:	H. Roger Schwall Assistant Director

Re:	Amish Naturals, Inc. Amendment No. 3 to Registration Statement on Form SB-2 Filed: January 4, 2008 File No. 333-146609

Dear Mr. Schwall:

        On behalf of our client, Amish Naturals, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 16, 2008 to David Skinner, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 3 to the Registration Statement on Form SB-2 (the “Registration Statement”) (File No. 333-146609), which was filed with the Commission on January 4, 2008. This response letter is being transmitted today via EDGAR. For your convenience, the Staff’s comments are set forth below in bold, followed by the Company’s response thereto.

Executive Compensation, page 22

Compensation of Directors, page 24

1.	For each director, disclose by footnote to the appropriate column, the aggregate number of option awards outstanding at fiscal year end. See Instruction to Item 402(f)(2)(iii) and (iv) of Regulation S-B.

        We have revised the Director Compensation Table on Page 24 of the Registration Statement by adding footnote (1) setting forth the aggregate number of option awards outstanding at fiscal year end in accordance with instruction to Item 402 (f)(2)(iii) and (iv) of Regulation S-B.

H. Roger Schwall
January 16, 2008

2.	Please provide a footnote describing the assumptions used with respect to the valuation of the options disclosed in the table. Please refer to the Instruction to Item 402 (f) which notes that the instruction to Item 402(b)(2)(v) and (vi) is equally applicable.

        We have revised the Director Compensation Table on Page 24 of the Registration Statement by adding footnote (2) describing the assumptions used with respect to the valuation of the options disclosed in the Table in accordance with Instruction to Item 402 (f) and Instruction to Item 402(b)(2)(v) and (vi).

        We have also transmitted to the Staff supplementally via EDGAR a blacklined version of Amendment No. 4 to the Registration Statement to indicate the changes made since Amendment No. 3.

        We understand that the Company is transmitting today a request for acceleration of effectiveness of the Registration Statement.

Very truly yours, /s/ Alon Y. Kapen Alon Y. Kapen

AYK/pt